Sun Life Financial Services of Canada Inc.

Renewal Annual Information Form

For the Year Ended December 31, 2002

May 15, 2003

Table of Contents

CORPORATE STRUCTURE	2
GENERAL DEVELOPMENT OF THE BUSINESS	3
BUSINESS OF SUN LIFE FINANCIAL	5
SELECTED CONSOLIDATED FINANCIAL INFORMATION	13
MANAGEMENT’S DISCUSSION AND ANALYSIS	13
MARKET FOR SECURITIES	13
DIRECTORS AND EXECUTIVE OFFICERS	14
REGULATORY MATTERS	16
RISK FACTORS	25
ADDITIONAL INFORMATION	30

Presentation of Information

Sun Life Financial Services of Canada Inc. (“SLF Inc.”) became the publicly traded holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”) on the conversion of Sun Life Assurance from a mutual insurance company to an insurance company with share capital on March 22, 2000. In this Annual Information Form (“AIF”), the term “Sun Life Financial” refers, at all times after the demutualization, to SLF Inc. and its consolidated subsidiaries and, at all times prior to the demutualization, to Sun Life Assurance and its consolidated subsidiaries.

Unless otherwise indicated, all information in this AIF is presented as at and for the year ended December 31, 2002 and amounts are expressed in Canadian dollars. Financial information is presented in accordance with Canadian generally accepted accounting principles (“GAAP”) as applied to life insurance companies in Canada, including the accounting requirements of the Office of the Superintendent of Financial Institutions.

Documents Incorporated by Reference

The following documents filed with the applicable securities regulatory authorities in Canada are incorporated by reference into this AIF: (i) SLF Inc.’s 2002 Annual Report (the “Annual Report”), excluding the information provided on pages 1 through 14 and the sections entitled “Six Year Summary” and “Eleven-Year Summary”, and (ii) the information, regarding those directors of SLF Inc. who are identified in this AIF under “Directors and Executive Officers”, located at pages 6 through 10 of SLF Inc.’s management information circular dated April 17, 2003 in connection with the 2003 meeting of SLF Inc.’s shareholders.

Forward-looking Statements

This AIF includes forward-looking statements with respect to Sun Life Financial’s objectives, including its strategies and expectations of financial performance. These statements involve risks and uncertainties and actual results may differ materially from those expressed or implied in these forward-looking statements. Factors that may cause actual results to differ materially from Sun Life Financial’s expectations include but are not limited to, general economic and market conditions including interest rates, legislative and regulatory changes, industry competition, technological developments and other factors discussed under “Risk Factors”. The reader is therefore cautioned against reliance on these forward-looking statements.

CORPORATE STRUCTURE

Incorporation

     Sun Life Financial Services of Canada Inc. (“SLF Inc.”) was incorporated under the Insurance Companies Act (Canada) (the “Insurance Act”) on August 5, 1999. On the completion of the demutualization of Sun Life Assurance Company of Canada (“Sun Life Assurance”) on March 22, 2000, SLF Inc. became the holding company which holds directly all the outstanding shares of Sun Life Assurance.

     Sun Life Assurance was incorporated as a stock life company by a Special Act of Parliament of Canada in 1865. Sun Life Assurance was converted into a mutual company through a process that was completed in 1962 under the provisions of the Canadian and British Insurance Companies Act, R.S.C 1952, c. 31. The Special Act of Sun Life Assurance, as amended, was replaced in 1992 by amending letters patent issued under the Insurance Act. Sun Life Assurance was converted on its demutualization from a mutual insurance company to a stock insurance company pursuant to letters patent of conversion issued under the Insurance Act on March 22, 2000. On May 29, 2002, SLF Inc. acquired Clarica Life Insurance Company (“Clarica”) which, on December 31, 2002, was amalgamated with SLF Inc.’s wholly-owned subsidiary Sun Life Assurance. The amalgamated company operates under the legal name of Sun Life Assurance Company of Canada.

     Sun Life Financial traces its roots in Canada back to 1865, in the United States to 1895, in the United Kingdom to 1893 and in Asia to 1892. SLF Inc.’s corporate office is located at Sun Life Tower, 150 King Street West, Toronto, Ontario, Canada M5H 1J9. Sun Life Financial’s principal office in Canada is located at 227 King Street South, Waterloo, Ontario, Canada, N2C 4C5, its principal office in the United States is located at One Sun Life Executive Park, Wellesley Hills, Massachusetts, U.S.A. 02481, its principal office in the United Kingdom is located at Basing View, Basingstoke, United Kingdom RG21 4DZ and its regional headquarters for Asia are located at Two Pacific Place, 88 Queensway, Hong Kong, China.

Principal Subsidiaries

     Sun Life Financial offers wealth management and protection products and services (as described under “Business of Sun Life Financial”) through direct and indirect subsidiaries in Canada, the United States, the United Kingdom, Hong Kong, the Philippines, India, China and Bermuda. The corporate structure of SLF Inc., including its principal direct and indirect subsidiaries (with the jurisdiction of incorporation of each indicated in italics), is shown below. Unless otherwise indicated, all principal subsidiaries are 100% owned.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

     Sun Life Financial has experienced significant growth during the period between 1997 and 2002. Both assets under management and revenue experienced a compound annual growth rate of 14%. Sun Life Financial’s growth strategy is to balance the higher long-term growth prospects of wealth management with the stability of protection earnings.

     The recent growth of Sun Life Financial reflects several trends that have generally impacted the financial services industry. The first trend is the maturing of the protection market in North America. In Canada and the United States, Sun Life Financial has been shifting its focus towards universal life and other non-participating products as a result of increasing demands for these products. In Asia, Sun Life Financial has been focusing on emerging markets offering significant long-term growth opportunities.

     The second trend has been the growing need for wealth accumulation products, including annuities, group pensions and mutual funds, driven by the increasing concern of individuals outliving their assets. Sun Life Financial has benefited from this trend towards wealth management by being a strong, well-established provider of these products in Canada and the United States. Sun Life Financial is also expanding its wealth management operations in the emerging markets including the Philippines and India.

Acquisitions and Dispositions

     Sun Life Financial maintains an ongoing program of assessing its businesses and corporate strategies in order to optimize the use of capital and enhance shareholders’ value. This program has resulted in several significant acquisitions and dispositions in 2002. The financial terms of these transactions are described in detail in Note 4 to SLF Inc.’s Consolidated Financial Statements on pages 71 through 73 of the Annual Report.

     On May 29, 2002, SLF Inc. acquired Clarica, which was a leading provider of insurance and investment products in the Canadian market. With this acquisition, Sun Life Financial extended its leadership position in most of its Canadian markets of strategic significance and became one of the largest publicly traded North American life insurance organizations measured by market capitalization. The acquisition created a stronger, Canadian-based international financial services organization with enhanced products, expanded distribution channels, greater management depth and lower cost structures.

     On December 31, 2002, Clarica was amalgamated with SLF Inc.’s wholly-owned subsidiary Sun Life Assurance. The amalgamated company operates under the legal name of Sun Life Assurance Company of Canada and continues to market retail insurance and wealth management products under the Clarica brand in Canada. The amalgamation has significantly simplified business operations and is expected to reduce operating costs over time.

     The Clarica acquisition was completed through an all-share transaction pursuant to which holders of Clarica common shares received 1.5135 common shares of SLF Inc. for each Clarica common share held. As a result, approximately 185 million common shares of SLF Inc. were issued at an ascribed price of $33.88 per share. Including the Clarica common shares that were owned by Sun Life Financial at the date of acquisition, the Clarica transaction was valued at $6.9 billion for accounting purposes.

     On July 25, 2002, Sun Life Financial acquired a 30% equity interest in CI Fund Management Inc. (“CI”) in exchange for Sun Life Financial’s Canadian mutual fund subsidiaries, Spectrum Investment Management Limited (“Spectrum”) and Clarica Diversico Ltd. (“Diversico”). The transaction also included a strategic distribution agreement giving CI access to Sun Life Financial’s Canadian direct sales force of more than 4,200 independent career advisors.

     With the CI transaction, Sun Life Financial acquired a strategic stake in a top tier player with requisite scale in the Canadian mutual fund industry. CI is a premier Canadian money manager with top-ranked investment expertise and strong brand recognition. As a result of this transaction, it became the fourth-largest mutual fund company in Canada based on long-term assets under management. As at December 31, 2002, CI had $33.8 billion of assets under management, including approximately $25.6 billion of long-term mutual fund assets.

     As a result of this transaction, Sun Life Financial acquired approximately 71 million common shares of CI valued at $9.15 per share at closing on July 25, 2002. These common shares, together with those owned by Sun Life Financial at closing, represent a 31% economic interest in CI.

     On March 20, 2003, Sun Life Financial further increased its ownership interest in CI by issuing approximately 2.1 million common shares of SLF Inc. in exchange for approximately 5.5 million common shares of CI. As a result of this transaction, Sun Life Financial now owns approximately 34 per cent of the outstanding common shares of CI.

     When appropriate, Sun Life Financial has also disposed of certain of its assets that do not fit Sun Life Financial’s growth objectives. In October 2002, Sun Life Financial signed a definitive agreement with Midland National Life Insurance Company to sell its subsidiary, Clarica U.S., Inc. (“Clarica U.S.”), acquired as part of the Clarica acquisition. After its review of Clarica U.S. operations, Sun Life Financial concluded that it was not a strategic fit with its existing U.S. operations. The sale of Clarica U.S., which closed on January 7, 2003, was consistent with Sun Life Financial’s focus on businesses that can maintain or achieve competitive scale or scope.

     The proceeds from the sale were approximately $452 million, or US$286 million, in cash, including repayment of approximately $76 million of existing Clarica U.S. debt. As a result of the sale, Sun Life Financial took an after-tax charge of $48 million in 2002.

     In January 2003, Sun Life Financial, as part of its continuing efforts to realize the underlying value of its U.K. operations, signed a definitive agreement to sell its U.K. group insurance business to Unum Limited, a U.K. subsidiary of UnumProvident Corporation. Under the agreement, Unum Limited acquired Sun Life Financial’s U.K. group income protection business together with the renewal rights to its group life business. The transaction closed on February 28, 2003.

Other Developments

     In March 2002, Sun Life Financial signed agreements with the Marlborough Stirling group, a U.K.-based software and service provider specializing in financial services sectors, to outsource the administration of its closed book of U.K. individual life and pension business. This outsourcing is expected to reduce Sun Life Financial’s operating risk and enhance its strategic flexibility in the U.K market, and represents another step in the implementation of Sun Life Financial’s strategic initiative to rationalize its U.K. operations.

     In July 2002, Sun Life Financial signed an outsourcing contract with IBM Canada Ltd., which will provide Sun Life Financial with a wide range of technology services over a seven-year period.

     Under a normal course issuer bid (the “Issuer Bid”) filed with The Toronto Stock Exchange on February 10, 2003, SLF Inc. filed notice of intent to purchase up to 30,917,085 common shares of SLF Inc., representing approximately 5% of the common shares then issued and outstanding. Under the Issuer Bid, which covers the period from February 14, 2003 to January 5, 2004, SLF Inc. has purchased 5,597,000 of its common shares as of the date of this annual information form. A copy of the Notice of Intention to make the Bid may be obtained free of charge upon request to the Corporate Secretary of SLF Inc.

BUSINESS OF SUN LIFE FINANCIAL

Overview

     Sun Life Financial is a leading international financial services organization, providing a wide range of savings, retirement, pension, mutual funds, investment management, and life and health insurance products and services to individual and corporate customers. At December 31, 2002, Sun Life Financial was the largest Canadian life insurance organization, based on total assets under management of $360.6 billion. Sun Life Financial recorded total revenue of $23.1 billion for the year ended December 31, 2002. Operating earnings, excluding special items as described on page 27 of the Annual Report, were $1,260 million for the year ended December 31, 2002. Sun Life Assurance is one of the highest rated Canadian-based insurance companies for financial strength, with an AA+ rating from S&P with a negative outlook and an Aa2 rating from Moody’s. At December 31, 2002, Sun Life Financial had approximately 14,900 employees worldwide and an extensive global distribution network consisting of career sales forces in certain countries, independent insurance agents, investment dealers and financial planners.

     Sun Life Financial’s operations are divided into six business segments primarily based on geographic location: Sun Life Financial Canada (“SLF Canada”), Sun Life Financial United States (“SLF U.S.”), Massachusetts Financial Services Company (“MFS”), Sun Life Financial Asia (“SLF Asia”), Sun Life Financial United Kingdom (“SLF U.K.”), and Other Operations (“Other” or “Corporate Capital”). These reportable segments reflect Sun Life Financial’s management and internal financial reporting structures. Each segment has its own management and is responsible for its financial performance. Generally, these segments derive their revenues from wealth management and protection products and services. Other Operations primarily include investments of a corporate nature for which management responsibility resides in Sun Life Financial’s Corporate Office.

     Sun Life Financial operates under a strategic business model that balances growth with earnings stability. While many products and services offered by Sun Life Financial are increasingly integrated in nature, its overall operations generally comprise two principal product categories: wealth management and protection. Revenue and expenses not directly attributable to wealth management or protection are included in Corporate and Other. Wealth management comprises Sun Life Financial’s operations related to equity-linked and fixed income products and services in the areas of asset management, mutual funds, pensions and annuities. Protection or insurance comprises Sun Life Financial’s individual life and health, group life and health, and reinsurance operations.

     The profitability of Sun Life Financial’s operations in wealth management and protection depends in large part on (i) external factors, including changes in equity market performance and changing regulations, (ii) the amount and composition of assets under management, (iii) the management of product pricing, (iv) mortality and morbidity rates, (v) expense management, (vi) the maintenance of spreads between credited rates and investment returns, (vii) surrender and lapse rates, (viii) the management of market and credit risks, and (ix) the management of the risks inherent in products with guaranteed benefits options.

     Sun Life Financial’s portfolio of products and services by each of the business segments is summarized in the following table:

Products and Services by Segment

		SLF		SLF	SLF
	SLF Canada	U.S.	MFS	Asia	U.K.

Wealth Management

Individual annuity and savings products	•	•	•		•

Group pensions and retirement products	•		•	•

Mutual funds	•		•	•

Asset management services	•	•	•

Protection

Individual life	•	•		•	•

Individual Health	•

Group life and health	•	•		•

Reinsurance — life retrocession	•

     SLF Asia’s operations in wealth management primarily comprise mutual fund operations in the Philippines and mutual fund and group pension operations in India. SLF Asia’s operations in protection primarily comprise individual insurance in the Philippines, Hong Kong, India, China and Indonesia and group insurance in the Philippines and India.

     In addition to the operations in Sun Life Financial’s principal geographic areas shown above, Sun Life Financial is involved in the pension management business in Chile through its 32% ownership interest in Administradora de Fondos de Pensiones Cuprum, SA, one of Chile’s leading pension fund administrators.

Wealth Management

     Sun Life Financial’s operations in wealth management are conducted primarily in Canada, the United States, and the United Kingdom. It is also expanding this business in the Philippines and India. Sun Life Financial focuses on meeting the savings and retirement needs of its customers and helping them plan and achieve lifetime financial security. It offers a broad range of wealth management products with fixed income or equity-linked investment features. The fixed income products, including primarily fixed annuities, pensions and group retirement products and services, are less sensitive to market volatility and generate relatively predictable profits. The equity-linked products, including mutual funds, variable annuities and asset management services, are directly driven by market performance and the demand of these products could be adversely affected by market fluctuations. Sun Life Financial’s operations in wealth management are well diversified. In 2002, the equity-linked products and services represented only 35% of total wealth management earnings.

     Wealth management represents Sun Life Financial’s higher potential growth market, with $295.8 billion or 82% of Sun Life Financial’s total assets under management as at December 31, 2002. Sun Life Financial’s operations in wealth management have achieved a compound annual growth rate of 13% in assets under management and 16% in fee income over the period from 1997 to 2002. In 2002, wealth management contributed 52% and 57%, respectively, of the earnings and total revenue for Sun Life Financial’s combined wealth management and protection operations.

     Revenue in wealth management is driven principally by (i) annuity premiums, (ii) investment advisory fees, (iii) distribution and servicing fees, (iv) mortality and expense fees, and (v) net investment income on general fund assets held primarily in the pension and fixed annuity businesses.

     Sun Life Financial believes that the strength of its operations in wealth management results from the variety and quality of its products and services, its investment management performance, the effectiveness of Sun Life Financial’s multiple channels of distribution and the quality of its customer service.

Financial Performance — Wealth Management

(in millions of Canadian dollars)	2002	2001	2000

Revenue	13,030	9,033	9,120
Shareholders’ Net Income
Equity Linked	231	289	357
Fixed Income and Other	437	224	112

Total	668	513	469

Assets Under Management	295,824	315,159	293,840

Canada

     In Canada, Sun Life Financial is a leading provider of group retirement products and services based on assets under management. Sun Life Financial administers and manages group retirement products including, primarily, defined contribution plans, deferred profit sharing plans, group Registered Retirement Savings Plans, group Registered Retirement Income Funds, Life Income Funds, and accumulation and pay-out annuities. Sun Life Financial provides management services for pension and retirement products through its own facilities as well as through a multi-manager approach, which offers to plan members access to the funds of over 35 institutional and mutual fund managers. As at December 31, 2002, Sun Life Financial’s group retirement services business unit in Canada had $23.3 billion in assets under management. In 2002, this business unit provided services to approximately 6,100 Canadian companies, covering approximately 805,000 group plan members.

     Sun Life Financial, through its subsidiary McLean Budden Limited (“McLean Budden”) and strategic partner CI, also offers mutual funds and investment management services to individual and institutional clients. McLean Budden is primarily engaged in providing investment management services to a broad range of institutional and high net worth clients across Canada. In addition, it has its own family of no-load mutual funds that are sold to individuals. As at December 31, 2002, McLean Budden had assets under management of $22.5 billion, of which $3.0 billion was managed for other areas of Sun Life Financial’s operations in Canada. Currently, Sun Life Assurance has a 56% voting interest in McLean Budden.

     CI has an established track record in investment management and offers a broad selection of investment funds in the Canadian market. It is the fourth largest retail mutual fund company in Canada based on long-term mutual fund assets of $25.6 billion as at December 31, 2002. CI is a cornerstone for Sun Life Financial to grow its retail wealth management business in Canada.

     Sun Life Financial is also a leading provider of individual annuity products and segregated funds in Canada with assets under management of $16.5 billion as at December 31, 2002. Sun Life Financial’s direct retail sales force provides a strong support to its continuing growth in the Canadian retail annuity and segregated fund markets.

United States

     Sun Life Financial conducts its operations in wealth management in the United States primarily through its subsidiaries, MFS, Sun Life Assurance Company of Canada (U.S.) and Keyport Life Insurance Company (“Keyport”). MFS is one of the largest U.S.-based investment management companies, offering a broad range of investment products and services in the U.S. to both retail and institutional investors. The MFS business includes mutual funds, variable annuities, pension funds, and management of institutional funds. As at December 31, 2002, MFS managed $178.0 billion in assets for individual and institutional investors worldwide, of which $16.1 billion was managed for other areas of Sun Life Financial’s operations.

     As at December 31, 2002, 77% of the total number of MFS equity and fixed income funds ranked by Lipper achieved either the first or second quartile performance for the 1-year period. Results for 3-, 5- and 10-year periods had 81%, 73% and 78% of the funds achieving the top two-quartile rankings. Based on long-term open-end mutual fund assets, MFS retained its top 10 position among mutual fund companies in the United States. As at December 31, 2002, MFS had total open-end mutual fund assets of $104.0 billion, of which $100.5 billion were long-term mutual funds.

     Sun Life Financial is a major provider of individual annuity products in the U.S. market. It offers a full annuity product suite. In 2002, the solid performance of Keyport, which operates principally in the fixed annuity market, compensated for the slowdown in the growth momentum of Sun Life Financial’s variable annuity business, which is highly sensitive to market volatility. As at December 31, 2002, Sun Life Financial had $62.1 billion of assets under management related to its U.S. annuity and investment products. Its operations in the United States reported total sales of $7.2 billion in fixed and variable annuities in 2002.

Asia

     In Asia, Sun Life Financial’s India asset management joint venture, Birla Sun Life Asset Management Company Limited (“BSLAMC”), was the fourth largest private mutual fund company in India. As at December 31, 2002, it had $1.9 billion in assets under management and approximately 346,000 investor accounts. BSLAMC continues to strengthen its competitive position by enhancing its infrastructure and broadening its product and customer base.

     Sun Life Financial’s mutual fund operation in the Philippines continued to perform strongly in 2002. It had $79 million in assets under management as at December 31, 2002. The Philippines operations also strengthened its business platform to meet product needs in the retirement and education areas and became a top 10 provider of these pre-need services in the Philippines in 2002.

     MFS also has an emerging presence in Asia with offices in Singapore and Tokyo.

United Kingdom

     In the United Kingdom, Sun Life Financial’s operations in wealth management are primarily focused on servicing the block of in-force annuity and pension policies. As at December 31, 2002, these operations had $11.0 billion in assets under management.

     MFS also has growing European operations based in London, England.

Protection

     Sun Life Financial offers protection products and services primarily in Canada, the United States and Asia. Sun Life Financial’s operations in protection comprise (i) retail insurance, offering a wide range of individual life and health insurance products, (ii) group benefits, offering customized group products to meet the protection needs of employers, and (iii) reinsurance, primarily life retrocession. Sun Life Financial’s individual life insurance products are positioned to provide value added protection for individual customers. Its group insurance products are custom-designed to fulfill the protection needs of group plan members.

     Protection represents a steady and consistent growth market for Sun Life Financial, contributing 48% and 43%, respectively, of the earnings and total revenue for the combined operations in wealth management and protection in 2002. The premium income from protection recorded a compound annual growth rate of 13% in the period from 1997 to 2002. The principal sources of protection revenue are (i) premiums earned on individual life and health, group life and group health, and reinsurance contracts, and (ii) net investment income on assets supporting actuarial liabilities associated with protection products.

     Sun Life Financial believes that the success of its operations in protection results from the variety and quality of its protection products, its financial strength, as measured by its claims paying ability, the effectiveness of its underwriting and the quality of its customer service.

Financial Performance — Protection

(in millions of Canadian dollars)	2002	2001	2000

Revenue	9,915	7,462	7,291
Shareholders’ Net Income(1)	603	407	320
Assets Under Management	53,189	33,163	30,345

(1)	The amount for 2002 excludes the charge of $150 million related to the run-off block of accident and health reinsurance business.

Canada

     Sun Life Financial is a leading provider of retail insurance in Canada based on premium income. It offers a full range of life and health insurance products tailored to the needs of individual customers. Its principal products include universal life, variable universal life, term life, permanent life and health insurance. These products are marketed through a distinctive, multi-channel distribution model consisting of an exclusive sales force of over 4,200 independent career advisors, a partnership-based wholesale channel, and internet driven direct marketing. With its significant scale, extensive distribution network, strong brand recognition and efficient operating structure, Sun Life Financial is well positioned to effectively compete in a highly competitive and mature Canadian market. In 2002, Sun Life Financial had total premiums of $1.3 billion from retail insurance in Canada with insurance in force of $224 billion as at December 31, 2002.

     Sun Life Financial is also a leading provider of group life and health insurance products in Canada with approximately 22% market share based on premiums and premium equivalents. It provides extended health care as well as short-term and long-term disability insurance. Its group products are custom-designed and are positioned to fulfil the protection needs of employers of all sizes. Sun Life Financial competes on its strength of scale, product offerings, advanced technology, and by leveraging its ability to provide integrated group benefits and group retirement services. The group benefit products are marketed and distributed across Canada by its experienced sales representatives in co-operation with independent brokers and benefit consultants. At December 31, 2002, Sun Life Financial had approximately 11,000 group life and health accounts in Canada, covering 6 million lives.

     Sun Life Financial’s reinsurance operations provide customized reinsurance solutions, with a primary focus on the life retrocession business in North America. It is a market leader in North America with 27% market share based on life retrocession in force. Sun Life Financial’s leadership position in life retrocession reflects its expertise in pricing and mortality risk management as well as its high credit rating. As at December 31, 2002, Sun Life Financial had business in force of $183 billion in life retrocession.

United States

     In the United States, Sun Life Financial is well positioned in the individual insurance business as a insurance provider for the high net worth and emerging affluent customers. It ranked #2 in policy size in universal life products sold in the United States in 2002. Sun Life Financial focuses on value-added products including universal life, variable universal life, bank-owned life insurance (“BOLI”) and corporate-owned life insurance (“COLI”). Sun Life Financial’s core distribution channels, consisting principally of general agents and third party intermediaries, provide strong access to its target customers. To maintain its market strength, Sun Life Financial competes in the high growth estate protection and wealth transfer segments, and the COLI and BOLI markets. At December 31, 2002, Sun Life Financial had approximately 240,000 individual life insurance policies in force in the United States and approximately 200,000 individual life insurance policyholders.

     In the United States, Sun Life Financial’s growth in the group protection business is focused on high margin and less capital intensive segments including life insurance, short- and long-term disability benefits and medical stop-loss plans. Sun Life Financial continues to leverage its underwriting expertise to service group benefit needs of small and medium-sized companies. Sun Life Financial is a leading provider of stop-loss products, ranking #3 based on sales in 2002. Sun Life Financial’s group insurance products are marketed and distributed by its sales representatives in its 20 regional sales offices in the Unites States. These representatives maintain close relationships with independent brokers and consultants who are the primary contacts with employers.

Asia

     In Asia, Sun Life Financial continues to expand its operations, reflecting its positive assessment of long-term growth opportunities in the region. Sun Life Financial’s focus in Asia is principally on individual life products. However, it also intends to grow group insurance business in this region. The products of Sun Life Financial in Asia are primarily marketed and distributed through its agency system and brokers.

     In Hong Kong, Sun Life Financial continued to focus on the bancassurance distribution channel, which accounted for 47% of total sales in 2002. Sun Life Financial’s Hong Kong operation also continued to strengthen its product offerings by focusing on unit-linked insurance products such as variable universal life and by enhancing traditional insurance products. Sun Life Financial introduced unit-linked products in 2001 and has since grown its market share rapidly, capturing a top five position in the unit-linked product market based on sales in 2002. Unit-linked products accounted for 38% of sales in 2002.

     In the Philippines, Sun Life Financial continued to solidify its market position by broadening product portfolios and enhancing customer services in 2002. The Philippines operations accounted for 47% of the Sun Life Financial’s total insurance premiums in Asia.

     Sun Life Financial’s India life insurance joint venture, Birla Sun Life Insurance Company Limited, continued to grow by launching products and expanding distribution capabilities in individual insurance, group insurance and savings. By focusing on unit-linked life products, Sun Life Financial achieved the highest average policy premium sales in the market. As at December 31, 2002, Birla Sun Life Insurance Company Limited had a direct sales force of 3,740 agents with sales offices in 16 cities and alternate channels with 75 corporate agents. While the direct sales force served as a principal distribution channel, alternate channels were also significant contributors, generating approximately 28% of total sales in 2002.

     Sun Life Financial launched life insurance operations in the municipality of Tianjin, China, in April 2002 through its China joint venture, Sun Life Everbright Life Insurance Company Limited. This joint venture has since been growing rapidly. It launched a product portfolio consisting of life, critical illness, education saving products and unit-linked products. By the end of 2002, it had a sales force of 1,600 agents.

     Sun Life Financial’s operations in Indonesia were repositioned in 2002, and major initiatives were launched to improve its infrastructure. A unit-linked product was launched in September and is becoming a major contributor to sales growth.

United Kingdom

     In January 2003, Sun Life Financial, as part of its continuing efforts to realize the underlying value of its operations in the United Kingdom, signed a definitive agreement to sell its U.K. group insurance business. The transaction closed in the first quarter of 2003. Sun Life Financial’s U.K. operation is focusing on managing its in-force individual insurance business.

The Wealth Management and Insurance Industries

     The global financial services industry is undergoing a period of significant evolution, particularly in North America. The wealth management and insurance industries are transforming rapidly in response to demographic shifts, changing government regulations, advances in technology and increased competition and consolidation in the financial services sector.

     Demographic shifts, particularly in North America, highlighted by increasing life expectancies and growing retirement population, have resulted in an increased emphasis on retirement planning and saving, with a focus on inter-generational wealth transfer vehicles. Concerns about the ability of governments to finance traditional sources of retirement income have led consumers to focus on self-directed investments intended to supplement these sources of retirement income. Customers in the insurance and wealth management industries have also grown increasingly sophisticated which, together with a growing desire for self-directed investments, has resulted in a more knowledgeable customer base that requires more customer-focused products.

     Changes in the regulation of the financial services industry in North America have reduced the traditional barriers between the banking, insurance and investment industries, heightening competition in these markets. Several of the major Canadian banks have significant operations in securities, wealth management and insurance operations. Recently enacted Canadian financial services legislation provides a regulatory framework for further convergence of the banking, insurance and investment industries. In the United States, recent consolidation has created larger financial institutions involved in the banking, insurance and investment management businesses, and the enactment of the Gramm-Leach-Bliley Act of 1999, which implements fundamental changes in the regulation of the U.S. financial services industry, may encourage further consolidation.

     Financial services companies, particularly in North America, are increasing their development of multiple distribution channels, including independent third party brokers and financial planners, and making increasing use of electronic communication channels, such as the Internet, to reach customers.

Competition

     The wealth management and protection markets in which Sun Life Financial engages are highly competitive. Sun Life Financial’s competitors include other insurance companies, mutual fund companies, banks, financial planners and other providers. Frequently, competition is on the basis of pricing and ability to provide value-added services to distributors and customers. Among other things, the competition in the wealth management and protection industries throughout the world has resulted in a trend towards the global consolidation of the financial services industry including, in particular, the insurance, banking and investment management sectors. Management believes that Sun Life Financial will increasingly face more competition from large, well capitalized financial services companies in each jurisdiction in which it operates.

     Sun Life Financial intends to sustain it competitive advantage and leadership in the marketplace through its financial strength and high credit ratings, its recognized brand, its product innovation and underwriting expertise, and its quality customer services. The acquisition of Clarica has created a much stronger organization with enhanced products, expanded distribution power, greater management depth and lower cost structures, and has further strengthened Sun Life Financial’s ability to compete successfully at home and in the international marketplace.

Strategy

     Sun Life Financial’s strategy is derived from its belief that the creation of shareholder value in its business is fundamentally driven by scale, diversification and operational excellence. Sun Life Financial intends to pursue the following strategies:

▶     Focus on markets where effective scale and scope can be built and sustained

•	Pursue expansion in key strategic markets

•	Divest operations that do not fit long-term growth objectives

▶     Balance the stable performance of protection with the strong growth prospects of wealth management

•	Expand and strengthen core operations in wealth management

•	Grow higher return protection business lines

▶     Maintain a highly efficient and cost-effective business platform characterized by operational excellence

•	Leverage strong brands across multiple product offerings

•	Capitalize on product innovation, distribution and customer service strengths across the whole organization

•	Achieve superior returns through value-added risk management and effective deployment of capital

Geographic Operations and Other Activities

     Sun Life Financial’s operations in Canada, the United States, the United Kingdom and Asia, as well as its risk management and investment activities, are described in detail in SLF Inc.’s Management’s Discussion and Analysis on the pages in the Annual Report indicated below, which are incorporated by reference into this AIF.

Annual Report
Geographic Operations and Other Activities	(Page Reference)

SLF Canada	28-34
SLF United States	35-39
MFS Investment Management	40-41
SLF United Kingdom	42
SLF Asia	43-44
Risk Management	46-48
Investments	50-53

SELECTED CONSOLIDATED FINANCIAL INFORMATION

     Selected consolidated financial information for the years ended December 31, 2002, 2001 and 2000 is included on the pages of the Annual Report listed in the following table. This information should be read in conjunction with SLF Inc.’s Management’s Discussion and Analysis located at pages 17 to 58 of the Annual Report.

Annual Report
Selected Consolidated Financial Information	(Page Reference)

Financial Highlights	17
Consolidated Statements of Operations	60
Consolidated Balance Sheets	61
Consolidated Statements of Equity	62
Consolidated Statements of Cash Flows	63
Consolidated Statements of Changes in Segregated Funds Net Assets	64
Consolidated Statements of Segregated Fund Net Assets	64
Notes to the Consolidated Financial Statements	65-109
Financial Results Under U.S. GAAP	100-109
Segmented Information	76-77
Quarterly Information	17
Shareholder Dividends	54, 92

MANAGEMENT’S DISCUSSION AND ANALYSIS

     SLF Inc.’s Management’s Discussion and Analysis, located at pages 17 to 58 of the Annual Report, is incorporated by reference into this AIF.

MARKET FOR SECURITIES

     The common shares of SLF Inc. are listed on the Toronto (TSX), New York (NYSE) and Philippine (PSE) Stock Exchanges under the ticker symbol of “SLF”.

DIRECTORS AND EXECUTIVE OFFICERS

Directors

     The committees of the Board of Directors of SLF Inc. and the members of each committee are listed on pages 5 through 7 of the Annual Report. The following table sets out the directors of SLF Inc. and, for each director, his or her municipality of residence, principal occupation, years as director and the year in which the term of office expires.

Position
Name and	with	Principal	Term
Municipality of Residence	SLF Inc.	Occupation	as Director

Robert M. Astley Waterloo, Ontario	Director	President, Sun Life Financial Canada	Director since(1): 2002 *1989 Term expires: 2004

James C. Baillie Toronto, Ontario	Director	Counsel, Torys LLP	Director since: 2000 Term expires: 2005

William R. Fatt Toronto, Ontario	Director	C.E.O., Fairmont Hotels & Resorts Inc.	Director since: 2001 Term expires: 2004

David A. Ganong St. Stephen, New Brunswick	Director	President, Ganong Bros. Limited	Director since: 2002 *1991 Term expires: 2005

Germaine Gibara Montreal, Quebec	Director	President, Avvio Management Inc.	Director since: 2002 *1997 Term expires: 2004

Stanley H. Hartt Toronto, Ontario	Director	Chairman, Citigroup Global Markets Canada Inc.	Director since: 1993 Term expires: 2003

Krystyna T. Hoeg Toronto, Ontario	Director	President & C.E.O., Corby Distilleries Limited	Director since: 2002 *1999 Term expires: 2005

Idalene F. Kesner Bloomington, Indiana	Director	Frank P. Popoff Chair of Strategic Management, Kelley School of Business, Indiana University	Director since: 2002 *1997 Term expires: 2005

John D. McNeil Toronto, Ontario	Director	Chairman, Fairmont Hotels & Resorts Inc.	Director since: 1987 Term expires: 2003

Bertin F. Nadeau Montreal, Quebec	Director	Chairman and C.E.O., GescoLynx Inc.	Director since: 1990 Term expires: 2005

Ronald W. Osborne Toronto, Ontario	Director	President and C.E.O., Ontario Power Generation Inc.	Director since: 1989 Term expires: 2004

Madeleine M. Paquin Ile des Soeurs, Quebec	Director	President and C.E.O., Logistec Corporation	Director since: 2001 Term expires: 2004

C. James Prieur Toronto, Ontario	Director	President & C.O.O., SLF Inc. and Sun Life Assurance	Director since: 2002 Term expires: 2004

Sir Bob Reid London, England	Director	Deputy Governor, Bank of Scotland	Director since: 1997 Term expires: 2003

Donald A. Stewart Toronto, Ontario	Director	Chairman and C.E.O., SLF Inc. and Sun Life Assurance	Director since: 1996 Term expires: 2003

(1)	“Director since” means the date on which the director first joined the Board of SLF Inc. Where a director served as a director of Sun Life Assurance before the formation of SLF Inc. in 1999, the date on which that director first joined the board of Sun Life Assurance is indicated. Where a director served as a director of Clarica Life Insurance Company prior to the combination transaction with SLF Inc. on May 29, 2002, the date on which that director first joined the board of Clarica Life Insurance Company is indicated by *.

William W. Stinson Toronto, Ontario	Director	Lead Director, SLF Inc. and Sun Life Assurance	Director since: 1985 Term expires: 2003

W. Vickery Stoughton Los Angeles, California	Director	Corporate Director	Director since: 1988 Term expires: 2004

**David G. Vice Mississauga, Ontario	Director	Corporate Director	Director since: 1989 Term expires: 2003

**	Mr. Vice will retire from the Board of Directors at SLF Inc.’s next annual meeting on June 4, 2003.

     On April 3, 2003, the directors announced that they intend to separate the positions of Chairman and Chief Executive Officer immediately following SLF Inc.’s annual meeting on June 4, 2003 and that William W. Stinson, currently Lead Director, would become the Non-Executive Chairman of the Board.

     Each director of SLF Inc. has been engaged for more than five years in his or her present principal occupation or in other capacities with the company or organization (or predecessor thereof) in which he or she currently holds his or her principal occupation, except Mr. Astley who, prior to January 2003, was President and Chief Executive Officer of Clarica, and Mr. Baillie who, prior to January 2000, was a partner at Torys.

Executive Officers

     The executive officers of SLF Inc. as at the date of this AIF, were as follows:

Name and Municipality of Residence	Position

Donald A. Stewart Toronto, Ontario	Chairman and Chief Executive Officer
C. James Prieur Toronto, Ontario	President and Chief Operating Officer
Robert M. Astley Waterloo, Ontario	President, Sun Life Financial Canada
Thomas A. Bogart Toronto, Ontario	Executive Vice-President and Chief Legal Officer
David W. Davies Epsom, Surrey, United Kingdom	Managing Director & Chief Executive Officer, Sun Life Assurance Company of Canada (U.K.) Limited
Paul W. Derksen Mississauga, Ontario	Executive Vice-President and Chief Financial Officer
Douglas C. Henck Hong Kong, China	President, Sun Life Financial Asia
*Robert C. Salipante Minnetonka, Minnesota, USA	President, Sun Life Financial United States
John R. Wright Norwell, Massachusetts, USA	Executive Vice-President and Chief Information Officer

*	Mr. Salipante was appointed President, Sun Life Financial United States effective February 25, 2003. Prior to this date, James A. McNulty III was Executive Vice-President, United States, the executive officer responsible for Sun Life Financial’s U.S. operations.

     Each executive officer of SLF Inc. has been engaged for more than five years in his present principal occupation or in other capacities with the company or organization (or predecessor thereof) in which he currently holds his principal occupation, except Mr. Astley who, prior to January 2003 was President and Chief Executive Officer of Clarica, Mr. Bogart who, prior to August 1998 was a partner with Torys, Mr. Davies who, prior to September 2002 was Trustee and Advisor for Alba Life, Police Mutual Friendly Society and LAHC, prior to March 2002 was Chief Executive for Royal National Pension Fund for Nurses, and prior to February 1999 was a Consultant for the Brittania Life subsidiary of Brittania Building Society, Mr. Derksen who, prior to February 2000 was Executive Vice-President and Chief Financial Officer of CT Financial Services Inc., Mr. Henck who,

prior to April 2000 was Senior Vice-President of American International Group, Inc., and Mr. Salipante who, prior to February 2003 was President and General Manager of ING U.S. Financial Services.

     As at December 31, 2002, Sun Life Financial’s directors and executive officers, as a group, owned, directly or indirectly, or had voting control or direction over, less than 1% of the outstanding common shares of SLF Inc.

REGULATORY MATTERS

     Sun Life Financial is subject to regulation and supervision by governmental authorities in the jurisdictions in which it does business.

Canada

General

     SLF Inc. and Sun Life Assurance are governed by the Insurance Act. The Insurance Act is administered, and the activities of Sun Life Financial are supervised, by the Office of the Superintendent of Financial Institutions (“OSFI”). The Insurance Act permits insurance companies to offer, directly or through subsidiaries or through networking arrangements, a broad range of financial services, including banking services, investment counselling and portfolio management, mutual funds, trust services, real property brokerage and appraisal and merchant banking services. The Insurance Act and the regulations thereunder contain restrictions on the purchase or other acquisition, issue, transfer and voting rights of the shares of an insurance company.

     The Insurance Act requires the filing of annual and other reports on the financial condition of insurance companies, provides for periodic examinations of insurance companies’ affairs, imposes restrictions on transactions with related parties, and sets forth requirements governing certain aspects of insurance companies’ businesses.

Regulation of Sun Life Financial

     SLF Inc. and Sun Life Assurance have all the powers and restrictions applicable to life insurance companies governed by the Insurance Act.

Investment Powers

     Under the Insurance Act, a life insurance company must maintain a prudent portfolio of investments, subject to certain overall limitations on the amount it may invest in certain classes of investments, such as commercial loans, real estate and stocks. Additional restrictions (and, in some cases, the need for regulatory approvals) limit the type of investments which Sun Life Financial can make in excess of 10% of the voting rights or 25% of the equity of any entity.

Minimum Continuing Capital and Surplus Requirements

     The Insurance Act requires Canadian life insurance companies to maintain adequate capital and adequate and appropriate forms of liquidity in relation to their operations. OSFI has established Minimum Continuing Capital and Surplus Requirements (“MCCSR”). Under MCCSR, a life insurance company is required to maintain an amount of capital which is calculated by reference to, and which varies with, the risk characteristics of each category of on- and off- balance sheet assets and liabilities held by it. The MCCSR calculation involves applying quantitative factors to specific assets and liabilities, as well as to certain off-balance sheet items, based on the following risk components: (i) asset default risk, (ii) mortality/morbidity and lapse risk, (iii) interest margin pricing risk, (iv) changes in interest rate environment risk, (v) segregated fund risk, and (vi) off-balance sheet exposure. The total capital required is the sum of the capital required calculated for each of the six risk components. OSFI uses this total, in conjunction with the amount calculated as available capital, together with other considerations, in assessing the capital adequacy of a life insurance company. OSFI generally expects life insurance companies to maintain a minimum MCCSR of 150% or greater, based on the risk profile of the relevant insurance company.

     The principal elements of available capital include common shares, contributed surplus, retained earnings, reported surplus, unamortized deferred realized and unrealized gains and certain losses on investments not taken into account in the valuation of liabilities, a certain portion of actuarial liabilities related to future policyholder termination dividends, preferred shares, qualifying innovative capital instruments and subordinated debt. Funds raised by a life insurance company through borrowing or issuing securities are treated as different categories of available capital for MCCSR purposes depending on the characteristics of the instrument issued.

     The amount of available capital is then reduced by SLF Inc.’s and Sun Life Assurance’s goodwill and controlling interests in non-life financial corporations, non-controlling substantial investments in corporations, a portion of negative policy reserves and cash value deficiencies and reserves on reinsurance ceded to unregistered reinsurers. OSFI may require that a higher amount of capital be available for an insurance company, taking into account such factors as the company’s operating experience and diversification of asset or insurance portfolios. OSFI may intervene and assume control of an insurance company if it deems the amount of available capital insufficient. MCCSR may be adjusted by OSFI in the future as experience develops, the risk profile of Canadian life insurers changes, and to reflect other risks.

Restrictions on Dividends and Capital Transactions

     The Insurance Act prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing an insurance company is, or the payment of the dividend would cause the company to be, in contravention of MCCSR, and requires an insurance company to notify the Superintendent of Financial Institutions (the “Superintendent”) of the declaration of a dividend at least 10 days prior to the date fixed for its payment. The Insurance Act also prohibits the purchase for cancellation of any shares issued by an insurance company or the redemption of any redeemable shares or other similar capital transactions, if there are reasonable grounds for believing that the company is, or the payment would cause the company to be, in contravention of MCCSR. Further, any purchase for cancellation of any shares issued by an insurance company or the redemption of any redeemable shares or similar capital transactions are prohibited without the prior approval of the Superintendent.

Appointed Actuary

     In accordance with the Insurance Act, the Board of Directors of each of SLF Inc. and Sun Life Assurance has appointed a Fellow of the Canadian Institute of Actuaries as the “Appointed Actuary”. The Appointed Actuary is required to value the consolidated policy liabilities of each of SLF Inc. and Sun Life Assurance as at the end of each period in accordance with accepted actuarial practices, including selection of appropriate assumptions and methods, and provide an opinion as to whether the amount of policy liabilities makes appropriate provisions for all obligations to policyholders and whether the valuation of liabilities is fairly presented in the consolidated financial statements. At least once in each financial year, the Appointed Actuary must meet with the Board of Directors or the Audit Committee to report, in accordance with accepted actuarial practice, on the financial position and the expected future financial condition of SLF Inc. and Sun Life Assurance. The Appointed Actuary is required to report to the Chief Executive Officer and the Chief Financial Officer of each of SLF Inc. and Sun Life Assurance if the Appointed Actuary identifies any matters which, in the Appointed Actuary’s opinion, have material adverse effects on the financial condition of Sun Life Financial.

Provincial Insurance Regulation

     Sun Life Financial is subject to provincial regulation and supervision in each of the provinces in Canada in which it carries on business. Provincial insurance regulation is concerned primarily with the form of insurance contracts and the sale and marketing of insurance and annuity products, including the licensing and supervision of insurance producers. Individual variable insurance and annuity products and the underlying segregated funds to which they relate are subject to guidelines adopted by the Canadian Council of Insurance Regulators and incorporated by reference into provincial insurance regulations. These guidelines govern a number of matters relating to the sale of these products and the administration of the underlying segregated funds.

Privacy of Customer Information

     Canadian federal law and regulation requires financial institutions to protect the security and confidentiality of customer information and to notify customers about their policies and practices relating to their collection and disclosure of customer information and their policies relating to protecting the security and confidentiality of that information. These laws also regulate disclosures of customer information.

Securities Laws

     Certain subsidiaries of Sun Life Assurance, including McLean Budden, Clarica Investco Inc. and IQON Financial Inc., certain of their employees or sales representatives and certain products offered by these subsidiaries, are registered with provincial securities commissions and are subject to regulation and supervision under provincial securities laws in each of the provinces of Canada. These registrations may be terminated or suspended for failure to adhere to certain regulatory requirements.

Reforms to the Financial Services Sector

     In October 2001, significant amendments were made to the governing legislation for federally regulated financial institutions, including the Insurance Act. Among major amendments is a modification to the previous ownership limits which restricted ownership to 10% of any class of shares of a demutualized insurance company, or its holding body corporate. The amendment allows an investor to hold up to 20% of any class of voting shares and up to 30% of any class of non-voting shares of a demutualized insurance company having shareholders’ equity in excess of $5 billion, subject to the Minister of Finance’s being satisfied with the character and integrity of the applicant and provided that the applicant will not be able to exercise control over the insurance company.

     In addition, prior to December 31, 2001, demutualized insurance companies were required to remain widely held, and no mergers among, or acquisitions of, demutualized insurance companies were permitted. On and after January 1, 2002, demutualized insurance companies with less than $5 billion in shareholders’ equity may be acquired by another institution, subject to certain restrictions including prior approval of the Minister of Finance. However, insurance companies or their corporate holding bodies with more than $5 billion of shareholders’ equity, such as SLF Inc., must remain widely held.

     SLF Inc. is required to continue to control, but not wholly own, Sun Life Assurance. Any shares of Sun Life Assurance that are not owned by SLF Inc. are required to meet the widely held criteria. The 20% limit on voting share ownership and 30% limit on non-voting share ownership apply to the direct and indirect cumulative ownership of Sun Life Assurance, with the effect that no single investor will be able to use the holding company structure to exceed the ownership restrictions.

     OSFI supervises SLF Inc. on a consolidated basis (including from a capital adequacy perspective) to ensure that it has an overview of activities of SLF Inc. and its consolidated subsidiaries. This consolidated regulation includes the ability to review both insurance and non-insurance activities conducted by subsidiaries of SLF Inc. and adequate supervisory power to bring about corrective action.

United States

General Regulation at the State Level

     In the United States, each state, the District of Columbia, and U.S. territories and possessions have insurance laws that apply to companies licensed to carry on an insurance business in the jurisdiction. However, the state of domicile of the insurer is the primary regulator of the company. The extent of regulation by the domiciliary jurisdiction varies, but most jurisdictions have laws and regulations governing the financial aspects of insurers, including standards of solvency, reserves, reinsurance, capital adequacy and the business conduct of insurers. In addition, the laws of the various states establish state insurance departments with broad administrative powers to approve policy forms and, for certain lines of insurance, rates, grant and revoke licenses to transact business, regulate trade practices, license agents, require statutory financial statements and prescribe the type and amount of investments permitted. The primary purpose of such regulation by the state insurance departments is for the benefit of policyholders, rather than shareholders. Insurance companies are required to file detailed annual and quarterly financial statements with state insurance regulators in each of the states in which they are licensed , and their business and accounts are subject to examination by such agencies at any time. In addition, as part of their routine oversight process, state insurance departments conduct detailed examinations periodically (generally every three years) of the books, records, accounts and market conduct of insurance companies domiciled in their states. Market conduct reviews examine, among other things, content of disclosures, illustrations, and sales practices. Examinations are generally conducted in cooperation with the departments of two or three other states under guidelines published by the National Association of Insurance Commissioners (“NAIC”).

     SLF Inc. is not regulated as an insurance company in the United States but is, as the direct or indirect owner of the capital stock of Sun Life Assurance and other U.S. insurance subsidiaries, subject to the insurance holding company acts of the states in which Sun Life Assurance and its other U.S. insurance subsidiaries are domiciled (or deemed to be commercially domiciled). Most states have enacted legislation that generally requires each insurer that is domiciled therein and that is a member of a holding company system to register with the insurance regulatory authority of that state and, annually, to furnish financial and other information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of the insurers within that system. SLF Inc. has insurance subsidiaries domiciled in Delaware, Rhode Island and New York. In addition, Michigan is Sun Life Assurance’s “state of entry” and, as such, it is treated as Sun Life Assurance’s state of domicile in the United States for purposes of the insurance holding company laws. Under most states’ holding company laws, all transactions within the holding company system that affect the domestic insurer must be fair and equitable and such insurer’s policyholder surplus following any such transaction must be both reasonable in relation to its outstanding liabilities and adequate for its needs. In addition, most states, including Michigan, also require prior notice or regulatory approval of the change of control of the domestic insurer or an entity that controls the domestic insurer and of material intercorporate transfers of assets or other material affiliate transactions to which the domestic insurer is a party. The laws of the states in which Sun Life Financial’s U.S. insurance subsidiaries are domiciled contain similar provisions with respect to such subsidiaries and their affiliates. Generally, under such laws, a state insurance authority must approve in advance the direct or indirect acquisition of 10% or more of the voting securities of an insurance company domiciled in its state.

     Sun Life Assurance is licensed to transact business through its U.S. branch in every state in the United States (except New York, where it is an accredited reinsurer), the District of Columbia, Puerto Rico and the U.S. Virgin Islands. Sun Life Financial’s insurance subsidiaries are, collectively, licensed to transact business in all states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands.

     In recent years, a number of life and annuity insurers have been the subject of regulatory proceedings and litigation relating to alleged improper life insurance pricing and sales practices. Some of these insurers have incurred or paid substantial amounts in connection with the resolution of these matters. In addition, state insurance regulatory authorities regularly make inquiries, hold investigations and administer market conduct examinations with respect to insurers’ compliance with applicable insurance laws and regulations. In addition, state regulatory authorities, industry groups and rating agencies have developed several initiatives regarding market conduct. Sun Life Assurance and its U.S. insurance subsidiaries monitor sales, marketing and advertising practices and related activities of their distributors and provide education and training in an effort to ensure compliance with applicable insurance laws and regulations.

Restrictions on Dividends and Capital Transactions

     As an insurance holding company, SLF Inc. will depend primarily on the receipt of funds from its operating subsidiaries to pay dividends and operating expenses. The inability of these subsidiaries to pay dividends to SLF Inc. in the future may materially impair the ability of SLF Inc. to pay dividends to shareholders or to meet its cash obligations. The insurance holding company laws and regulations of various states regulate the amount of dividends that a domestic insurance company may pay to its parent without prior regulatory approval. Under relevant insurance laws and regulations in Michigan and Delaware, prior regulatory approval is required for any dividends or other distributions that are paid other than from earned surplus or that, together with any other dividends or distributions made within the preceding 12 months, exceed the greater of (i) 10% of the insurance company’s surplus as of the preceding December 31 or (ii) its net gain from operations for the preceding year. Under relevant insurance laws and regulations in Rhode Island, the state of domicile of Keyport, prior regulatory approval is required for any dividends or other distributions that, together with any other dividends or distributions made within the preceding 12 months, exceed the lesser of (i) 10% of the insurance company’s surplus as of the preceding December 31 or (ii) its net gain from operations for the preceding year. In addition, in connection with its acquisition, Keyport is restricted pursuant to a regulatory order from the payment of dividends until the end of the first quarter of 2003.

NAIC IRIS Ratios

     The NAIC has developed a set of financial relationships or “tests” known as the NAIC Insurance Regulatory Information System (“IRIS”) to assist state regulators in monitoring the financial condition of insurance companies and identifying companies that may require special attention or action by insurance regulatory authorities. A second set of confidential ratios, called Financial Analysis Solvency Tracking System, (“FAST”), are also used for monitoring. Insurance companies generally submit data quarterly to the NAIC, which in turn analyzes the data using prescribed financial data ratios, each with defined “usual ranges”. If an insurance company’s results vary significantly from expected ranges, regulators may make further inquiries. Regulators have the authority to impose remedies ranging from increased monitoring to certain business limitations to various degrees of supervision. For the year ended December 31, 2002, neither Sun Life Assurance nor any of its U.S. insurance subsidiaries were outside the usual ranges.

Statutory Investment Valuation Reserves

     Under NAIC rules, life insurance companies must maintain an asset valuation reserve (“AVR”), supplemented by an interest maintenance reserve (“IMR”). These reserves are recorded for purposes of statutory accounting practices; they are not recorded under the provisions of Canadian GAAP and therefore have no impact on SLF Inc.’s reported results of operations or financial position. These reserves affect the determination of statutory surplus, and changes in such reserves may impact the ability of a U.S. insurance subsidiary to pay dividends or other distributions to its parent and also may impact the amounts required to be maintained in trust by the U.S. branch. The impact of the AVR will depend upon future composition of the investment portfolios of the U.S. branch and SLF Inc.’s U.S. life insurance subsidiaries.

     Michigan insurance law and the laws of several other states require life insurance companies to analyze the adequacy of their reserves annually. Sun Life Financial’s designated actuary must submit an opinion that such reserves, when considered in light of the assets held with respect to those reserves, make adequate provision for Sun Life Financial’s contractual obligations and related expenses.

     The NAIC has adopted a model regulation called “Valuation of Life Insurance Policies Model Regulation” that would establish new minimum statutory reserve requirements for individual life insurance policies written in the future. These reserve standards have been enacted by most of the states. As a result, insurers selling some individual life insurance products such as term life insurance with guaranteed premium periods may need to adjust reserves and/or shorten guarantee periods. While the model regulation has been enacted by certain states in which Sun Life Financial has domestic companies, the enactment of the regulation has not had a material impact on Sun Life Financial. The NAIC is currently considering revisions to this regulation; however, the revisions are not expected to have a material impact on Sun Life Financial.

Risk-Based Capital Requirements

     In order to enhance the regulation of insurer solvency, the NAIC has adopted a model law to implement risk-based capital (“RBC”) requirements for life insurance companies, including the U.S. branches of foreign life insurance companies. The requirements are designed to monitor capital adequacy, to facilitate identification by insurance regulators of inadequately capitalized insurance companies based upon type and mixture of risks inherent in the insurer’s operations, and to raise the level of protection that statutory surplus provides for policyholders. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived level of risk. Regulatory compliance is determined by a ratio of the company’s regulatory total adjusted capital, as defined by the NAIC, to its authorized control level risk-based capital, as defined by the NAIC. The model law measures four major areas of risk facing life insurers: (i) the risk of loss from asset defaults and asset value fluctuations, (ii) the risk of loss from adverse mortality and morbidity experience, (iii) the risk of loss from mismatching of asset and liability cash flow due to changing interest rates and (iv) business risks. Insurers having less statutory surplus than required by the RBC model formula will be subject to varying degrees of regulatory action depending on the level of capital inadequacy.

     The RBC formula provides a mechanism for the calculation of an insurance company’s Authorized Control Level RBC and its total adjusted capital. The model law sets forth the points at which a state insurance regulator is authorized and expected to take regulatory action. The first level is known as Company Action Level

RBC, which is set at twice the Authorized Control Level RBC. The second level is the Regulatory Action Level RBC, set at 1.5 times the Authorized Control Level RBC. The third is the Authorized Control Level RBC, and the fourth is the Mandatory Control Level RBC, set at 70% of the Authorized Control Level RBC.

     If an insurance company’s adjusted capital is higher than the Regulatory Action Level RBC but below Company Action Level RBC, the insurance company must submit to its insurance regulator a comprehensive financial plan. If an insurance company’s adjusted capital is higher than the Authorized Control Level RBC but lower than the Regulatory Action Level RBC, the insurance regulator is required to perform such examination or analysis as the regulator deems necessary of the insurer’s business and operations and issue any appropriate corrective orders to address the insurance company’s financial problems. If an insurer’s adjusted capital is higher than the Mandatory Control Level RBC but lower than the Authorized Control Level RBC, the regulator may place the insurer under regulatory control. If the insurance company’s adjusted capital falls below the Mandatory Control Level RBC, the regulator will be required to place the insurer under regulatory control. Based on the formula adopted by the NAIC, the U.S. branch of Sun Life Assurance and U.S. insurance subsidiaries of Sun Life Assurance exceeded Company Action Level RBC as of December 31, 2002.

Minimum Statutory Surplus and Capital

     Sun Life Assurance’s U.S. branch is required to maintain a certain amount of assets in trust with a financial institution acceptable to the Michigan Insurance Commissioner in an amount at all times at least equal to the sum of the U.S. branch’s reserves and other liabilities, the minimum required capital and surplus and any additional amounts considered necessary by the Michigan Insurance Commissioner to cover Sun Life Assurance’s liabilities plus a portion of its surplus in the United States. These assets are generally only available to meet the policyholder obligations of Sun Life Assurance to its U.S. policyholders, claimants and other U.S. branch creditors. Any amendment to the trust agreement must be approved by the Michigan Insurance Commissioner. As at December 31, 2002, Sun Life Assurance had assets in trust in excess of Michigan’s requirements for branches of alien insurers including the RBC requirements referred to above.

     The U.S. branch of Sun Life Assurance and Sun Life Financial’s U.S. life insurance subsidiaries are required to have minimum statutory surplus and capital of various amounts, depending on the state in which they are licensed and the types of business they transact.

Regulation of Investments

     The U.S. branch of Sun Life Assurance and Sun Life Financial’s U.S. insurance subsidiaries are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories such as below investment grade fixed income securities, equity real estate and equity investments. Failure to comply with these laws and regulations would cause investments exceeding regulatory limitations to be treated as non-admitted assets for purposes of measuring surplus, and, in some instances, would require divestiture of such non-qualifying investments.

Assessments Against Insurers

     Insurance guaranty association laws exist in all states, the District of Columbia and Puerto Rico. Insurers doing business in any of these jurisdictions can be assessed for policyholder losses incurred by impaired or insolvent insurance companies. Assessments are generally based upon the proportionate share of premiums written by member insurers in the lines of business in which the impaired or insolvent insurer is engaged. Recent regulatory actions against certain large life insurers encountering financial difficulty have prompted the various state insurance guaranty associations to begin assessing life insurance companies for the deemed loss. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer’s solvency and further provide for annual limits on such assessments. A large part of the assessments paid by Sun Life Financial pursuant to these laws may be used as credits for a portion of Sun Life Financial’s premium taxes. Based on the best information presently available, Sun Life Financial believes the total assessments will not be material to its operating results or financial position.

General Regulation of Insurance at Federal Level

     Although the U.S. federal government does not directly regulate the insurance business, federal legislation and administrative policies in several areas, including pension regulation, age and sex discrimination, investment company regulation, financial services regulation and federal taxation, do affect the insurance business. For example, the U.S. Congress has from time to time considered legislation related to the deferral of taxation on the accretion of value within certain annuities and life insurance products, limitations on antitrust immunity, the alteration of the federal income tax structure and the availability of 401(k) or individual retirement accounts. In addition, legislation has been introduced from time to time in recent years which, if ever enacted, could result in the U.S. federal government assuming a more direct role in the regulation of the insurance industry.

     Until passage of the Gramm-Leach-Bliley Act of 1999, the Glass-Steagall Act of 1933, as amended, had limited the ability of banks to engage in securities-related businesses, and the Bank Holding Company Act of 1956, as amended, had restricted banks from being affiliated with insurance companies. With the passage of the Gramm-Leach-Bliley Act of 1999, among other things, bank holding companies may acquire insurers, and insurance holding companies may acquire banks. The ability of banks to affiliate with insurance companies may materially adversely affect all of Sun Life Financial’s products by substantially increasing the number and financial strength of potential competitors.

     The Bush Administration’s fiscal year 2004 budget contains proposals that, if enacted, would more fully integrate corporate and individual taxes by permitting the distribution of nontaxable dividends to shareholders under certain circumstances. These proposals could have an effect on sales of variable annuities and other retirement savings products.

Privacy of Customer Information

     U.S. federal law and regulation requires financial institutions to protect the security and confidentiality of customer information and to notify customers about their policies and practices relating to their collection and disclosure of customer information and their policies relating to protecting the security and confidentiality of that information. U.S federal and state laws also regulate disclosures of customer information. Congress and state legislatures are expected to consider additional regulation relating to privacy and other aspects of customer information.

Securities Laws

     Certain subsidiaries of SLF Inc., and certain policies and contracts offered by these subsidiaries, are subject to various levels of regulation under U.S. federal securities laws administered by the Securities and Exchange Commission (the “SEC”) and under certain state securities laws.

     All aspects of SLF Inc.’s subsidiaries’ investment advisory activities are subject to various federal and state laws and regulations in jurisdictions in which they conduct business. These laws and regulations are primarily intended to benefit investment advisory clients and investment company shareholders. MFS and certain of SLF Inc.’s other subsidiaries are investment advisors registered under the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”) and, as such, are regulated by and subject to examination by the SEC. The Investment Advisers Act imposes numerous obligations on registered investment advisors, including fiduciary duties, recordkeeping and reporting requirements, operational requirements, and disclosure obligations. The SEC is authorized to institute proceedings and impose sanctions for violations of the Investment Advisers Act, ranging from censure to limitations on the investment advisor’s activities to termination of an investment advisor’s registration. Certain investment companies managed by such subsidiaries, including the MFS mutual funds, are registered with the SEC under, and subject to, the Investment Company Act of 1940, as amended, and the shares of certain of these entities are qualified for sale in certain states in the United States and the District of Columbia.

     Certain annuity contracts and insurance policies issued by SLF Inc.’s U.S. subsidiaries are registered under the Securities Act of 1933, as amended. Sun Life Assurance Company of Canada (U.S.) and Keyport file periodic reports with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Certain other subsidiaries of SLF Inc. are registered as broker-dealers under the Exchange Act, are subject to the

SEC’s net capital rules, and are members of, and subject to regulation by, the National Association of Securities Dealers, Inc.

United Kingdom

Insurance Regulation

     SLF Inc.’s U.K. life insurance subsidiary, Sun Life Assurance Company of Canada (U.K.) Limited (“Sun Life (UK)”) carries on activities in relation to long term insurance products by way of business and is required to be regulated under the Financial Services and Markets Act 2000 (the “Financial Services and Markets Act”) by the Financial Services Authority (the “FSA”). All U.K. insurance companies are required to conduct their affairs in accordance with the principles for business set out in the FSA Handbook of Rules and Guidance (the “FSA Handbook”). These include a requirement to conduct their business with due regard to the interests of policyholders.

     The FSA also requires insurance companies to file accounts and related reports and other prescribed documents with the FSA.

Long-term Assets and Liabilities

     Sun Life (UK) is required to maintain its life and pension assets separate from the assets attributable to non-life insurance business, if any, or to shareholders. Separate accounting and other records must be maintained and one or more separate funds to hold receipts of money applicable to life insurance business must be established. Sun Life (UK) maintains separate sub-funds for assets and liabilities representing participating policies and non-participating policies. The FSA also restricts the extent to which life fund assets may be used for other purposes.

Margin of Solvency

     The FSA requires that insurance companies maintain a margin of solvency, the calculation of which in any particular case depends upon the type and amount of insurance business a company writes. Failure to maintain the margin required is one of the grounds on which wide powers of intervention provided for in the Financial Services and Markets Act may be exercised.

     Fluctuations in the levels of financial markets have led to some volatility in the free asset ratios and cover ratios of most U.K. life companies, since assets are valued broadly at market value, while liabilities are not so directly affected. In particular, in valuing liabilities, the Appointed Actuary is required to exercise judgment about future economic conditions, demographic experience and operating costs Sun Life (UK). Currently, all solvency margin requirements for Sun Life Financial’s United Kingdom insurance operations are being met.

     The European directive on the supplementary supervision of insurance companies within an insurance group (98/78/EC) (the “Insurance Groups Directive”) introduced certain additional measures to strengthen supervision of insurance companies which are part of a group (“solo-plus supervision”) including the following: (i) an additional solvency calculation which is designed to eliminate “double-gearing”, or the use of the same capital to cover different risks within a group, (ii) the insurance holding company test which is intended to allow supervisory authorities to assess the potential effect of the holding company’s capital structure on the solvency of the insurance company, (iii) the monitoring of intra-group transactions, and (iv) further provisions to ensure that supervisory authorities can receive, and exchange with each other, the information needed to fulfill their functions under the directive. The FSA’s Interim Prudential Sourcebook for Insurers and Friendly Societies has implemented the provisions of the Insurance Groups Directive in the U.K.

Restrictions on Dividends

     Insurance companies are subject to the provisions of the Companies Act 1985 in the payment of dividends, which prevents any distribution by a company except out of profits available for this purpose. In addition, under FSA Handbook, a life insurance company and any parent company of a life insurance company cannot declare a dividend at any time when the assets of the long term business fund do not exceed the liabilities of the long term business. The FSA also requires that once an allocation of surplus in the long term fund in which policyholders are eligible to participate has been made to policyholders, no transfer of assets representing a subsequent part of such surplus can be made to shareholders unless the “relevant minimum” (as defined in the FSA Handbook) of such surplus has been allocated to policyholders or a statutory notification procedure has been carried out. Calculation of the relevant minimum is based upon the percentage of the relevant surplus previously allocated to the eligible policyholders. Sun Life (UK) is prohibited from transferring any assets maintained in the account for participating policies to the shareholders’ account.

Conduct of Business

     The FSA imposes a duty on the staff representatives of regulated firms to offer suitable advice to customers in respect of the range of investment products offered by the firm, having regard to the circumstances and aspirations of the customer. Advertisements are also regulated and it is necessary for firms to comply with prescribed requirements in respect of pre-contractual information. The FSA Handbook specifies various product disclosure requirements and arrangements for the handling of complaints and contains stringent training and competence standards for staff.

Financial Services Compensation Scheme

     The Financial Services Compensation Scheme (administered by the Financial Services Compensation Scheme Limited) was established under the Financial Services and Markets Act. It provides for the protection of certain individual U.K. policyholders who may be affected by the inability of established insurance companies carrying on business in the United Kingdom to meet their liabilities.

     The Financial Services Compensation Scheme is funded by statutory levies on authorized insurance companies. Separate levies are imposed on long term and general insurance business.

Intervention

     The FSA has extensive powers to intervene in the affairs of an insurance company. These include the power to limit an insurance company’s premium income, to restrict the range of investments in which insurance funds are placed, to impose requirements for the submission of quarterly management accounts and powers relating to investigation, information and search and the power to require the company to take appropriate actions for the fulfillment of the criteria of sound and prudent threshold conditions for authorization.

Reform Proposals

     The regulation of the insurance industry in the United Kingdom is likely to undergo significant change in the future. In particular, a review carried out by the FSA has raised issues in relation to securing a fair deal for consumers, the operation of with-profits business, promoting sound management in firms and ensuring firms have adequate financial resources. In addition, the Sandler Review, commissioned by the UK Treasury also sets out recommendations on reforms to with-profits business to make its structure and management simpler.

Other Jurisdictions

     In each of the countries in which subsidiaries or joint ventures of Sun Life Financial operate, local regulatory authorities supervise and monitor their business and financial condition. In a number of countries, certain insurance subsidiaries or joint ventures are required to meet specific minimum working and regulatory capital requirements.

RISK FACTORS

     The following risk factors should be considered in conjunction with the other information included in this AIF and in the documents incorporated by reference in and forming part of this AIF.

Integration Risks

     The acquisition of Clarica has been entered into with the expectation that its successful completion will result in long-term strategic benefits and synergies. These anticipated benefits and synergies will depend in part on whether the operations of both organizations can be integrated in an efficient and effective manner. It is possible that this integration will not be accomplished smoothly or successfully or will result in financial benefits that will be less than anticipated. The integration of the operations will give rise to restructuring costs and charges and it may be that these costs and charges will be greater than those currently anticipated and that the difference may be material. Integration costs of combining the operations are expected to include severance costs associated with any employee terminations, costs associated with conforming employee benefits plans, charges associated with the closure of duplicate facilities and asset writedowns related to duplicate business systems. Further, the diversion of the attention of management from day-to-day operations and any difficulties encountered in the transition process could have an adverse impact on the combined companies’ businesses, results of operations and financial condition. The process of integrating the operations of the two organizations could cause the interruption of, or a loss of momentum in, the activities of either or both of the companies’ businesses, which could have an adverse effect on their respective operations.

United Kingdom Operations

     Sun Life Financial stopped selling new individual insurance in the United Kingdom in 2001, but it continues to manage its existing block of business. Sun Life Financial’s United Kingdom operations continue to be subject to regulatory scrutiny in the United Kingdom, including reviews of past business sold, and Sun Life Financial has regularly engaged in discussions with United Kingdom regulators with respect to these and other matters. Sun Life Financial’s United Kingdom operations may be subject to censure if it fails to satisfy the FSA as to the scope and conduct of these reviews.

     Sun Life Financial has sold a variety of endowment products in the United Kingdom. Endowment policies are sometimes sold to provide customers with a method of repaying mortgage debt at the end of a mortgage term. The sale of endowment policies by life insurance companies has attracted criticism from the press, consumer lobby groups and politicians in the United Kingdom. There can be no guarantee that United Kingdom regulators will not, in the future, require providers of endowment products to bear some or all of the additional costs required to ensure that such policies meet their target mortgage debts.

     In recent years, Sun Life Financial’s United Kingdom operations have experienced significant losses arising out of certain pension sales practices. At December 31, 2002, Sun Life Financial had provisions for potential future policyholder costs, including pensions review, and expenses for decommissioning the pension review team of $227 million. While management believes that Sun Life Financial has appropriately dealt with the required compensation for pension sales practices in accordance with current guidelines of the FSA in the United Kingdom, there can be no guarantee that Sun Life Financial will not experience further losses in connection with personal pension selling practices or other policyholder compensation requirements.

     Sun Life Financial has established significant actuarial liabilities against future losses in connection with certain guaranteed annuities issued in the United Kingdom prior to 1994. A hedging program has been instituted with the objective of limiting losses that would otherwise arise upon further declines in interest rates in the United Kingdom. This program provides a substantial, although not complete, hedge against declines in interest rates that, however, becomes less effective as rates decline further. There can be no assurances that material additional reserves will not be required in the future in connection with these guaranteed annuities.

     Sun Life Financial in the UK has outsourced the administration of both its individual business and its group risk business as part of the repositioning of the business as a closed fund. There are risks inherent in outsourcing arrangements. The outsourcing contracts are monitored and controlled by a dedicated team in the UK operation, whose role includes the application of appropriate mitigation actions for these risks.

Unicover and other Run-off Reinsurance Operations

     Sun Life Financial has been engaged in an arbitration proceeding in the United States against Cragwood Managers, LLC (formerly Unicover Managers, Inc.) and the members of the Unicover reinsurance pool in respect of certain contracts of reinsurance of accident and health insurance components of workers’ compensation insurance policies written by U.S. insurers. The arbitration with Cragwood and the Unicover pool companies has been resolved on a basis that fell short of recission but which was broadly favourable to Sun Life Financial.

     Sun Life Financial established provisions of $150 million after taxes during 1999 in connection with the Unicover business. Since establishing the provision, Sun Life Financial has achieved certain settlements in connection with the Unicover related claims. The remaining provision is consistent with Sun Life Financial’s assessment of its liabilities following the decision of the Unicover arbitration.

     Certain of the arrangements in Sun Life Financial’s run-off reinsurance operations other than the Unicover-related treaties are also subject to litigation or arbitration. In particular, Sun Life Financial has been engaged in arbitration proceedings in the United States and in England with certain of the companies that have contracts to provide reinsurance to Sun Life Financial. Those contracts would provide coverage for Unicover-related and non-Unicover claims. Those companies are disputing their obligation to provide retrocession cover to Sun Life Financial under their respective contracts of reinsurance. Other reinsurers of Sun Life Financial may institute similar proceedings. One of the retrocessional arbitrations involving Sun Life Financial was resolved in favour of the retrocessionaire. The other retrocessional arbitrations are scheduled to be heard in 2003.

     The liabilities of Sun Life Financial under these arrangements are subject to measurement uncertainty, and therefore uncertainty about the ultimate level of liability, but they are not expected to have a material adverse effect on Sun Life Financial’s consolidated financial position.

Certain Factors Affecting the Wealth Management and Protection Businesses

Guaranteed Minimum Benefits with Respect to Certain Annuities

     Certain of Sun Life Financial’s variable annuity products sold in the United States and Canada contain guarantees upon death, maturity or annuitization, where the guarantee may vary with, or may be triggered by, the market performance of the underlying funds. Although Sun Life Financial has entered into some reinsurance arrangements with respect to these products (whereby Sun Life Financial has passed on some risk to other insurance companies), has some hedging programs in place, and has diversified its exposure to market changes in either direction, if a significant market shift is experienced within Sun Life Financial’s book of business, these guarantees could have an adverse effect on Sun Life Financial’s financial position and results of operations.

     Sun Life Financial has also assumed some risk, through reinsurance transactions, with respect to certain variable annuity policies issued in the United States by other insurance companies that contain guarantees upon death or annuitization, where the guarantee may vary with, or be triggered by, the market performance of the underlying funds. While Sun Life Financial has established a hedging program for these reinsured policies, these guarantees could have an adverse effect on Sun Life Financial if a significant market shift is experienced in these reinsurance policies.

Effect of Changes in Market Conditions

     Sun Life Financial derives a substantial portion of its revenue from fees generated by its wealth management business including, in particular, MFS. Sun Life Financial intends to continue expanding its wealth management business in the future. The fees earned from the wealth management business are generally assessed as a percentage of assets under management and therefore vary directly with the value of such assets.

     Accordingly, fluctuations in the market value of such assets may result in fluctuations in Sun Life Financial’s wealth management revenue.

     The level of assets under management in the wealth management business and amount of fee income derived from those assets are also affected by other factors. The investment management business is highly competitive, with the amount of assets under management dependent in large part on the types and performance of products, fees charged and the strength of distribution channels. Significant growth in the retirement-oriented investment market and uncommonly strong stock and bond market appreciation have been material factors in the growth of Sun Life Financial’s assets under management and its ability to generate sales of its wealth management products in recent years. These economic and market trends did not continue in 2002. Adverse economic conditions, such as reduced or negative growth in North American and other economies, and other factors, including a protracted or precipitous decline in the stock markets could affect the popularity of Sun Life Financial’s products and services or result in investors withdrawing from the markets or decreasing their rate of investment, which could materially adversely affect Sun Life Financial’s wealth management business. In addition, a decline in market values of investments or an increase in asset withdrawals (which could occur as a result of volatile markets, a general or protracted drop in share prices, changes in public perceptions about certain investment classes, poor investment performance, changes in the regulation of certain products, a weakening of distribution channels or other factors) could materially adversely affect Sun Life Financial’s level of fee income.

Risks Related to Equity Indexed Products

     Sun Life Financial is exposed to certain equity-market related risks associated with its equity-indexed annuity products. These annuities typically provide for the crediting of interest at rates related to the performance of various equity indices. If there is a substantial decline in the applicable index, the attractiveness of equity-indexed annuity and variable annuity products to customers will be diminished, and holders of equity-indexed annuities may seek to surrender their policies prior to the end of the product term. Equity-indexed annuity policies typically provide for early surrender charges and restrictions. An increase in surrenders in such annuities, however, could have an adverse effect on Sun Life Financial. In addition to the risk of surrenders, Sun Life Financial bears the risk that its investment alternatives may not be able to match any increase in crediting rates provided for under its equity-indexed annuity policies.

Interest Rate Risk

     Movements in interest rates create several interest rate risks for Sun Life Financial’s protection business and the fixed annuity portion of the wealth management business. Many of Sun Life Financial’s annuity products contain explicit or implicit guarantees and, if long-term interest rates fall below these guaranteed rates, Sun Life Financial may be required to increase reserves against losses, thereby adversely affecting its results of operations. Interest rate changes can also cause compression of Sun Life Financial’s net spread between interest earned on investments and interest credited on insurance policies or fixed annuities, thereby adversely affecting SLF Inc.’s results of operations. Rapid declines in interest rates may result in, among other things, increased asset calls, mortgage prepayments or policy withdrawals and reinvestment at significantly lower yields, which could adversely affect earnings. Interest rate changes can also produce an unanticipated increase in transfers to separate account (variable) options or surrenders by holders of Sun Life Financial’s fixed annuity products, which may force Sun Life Financial to sell investment assets at a loss in order to fund such transfers or surrenders and accelerate recognition of expenses related to the acquisition of fixed annuity products.

     Sun Life Financial mitigates the negative impact of interest rate changes through asset/liability management, including duration matching and the management of interest rate options embedded in assets or liabilities. There can be no assurance that management of Sun Life Financial will be able to avoid the negative impact of interest rate changes.

Investment Portfolio

     The capital and earnings of Sun Life Financial are affected by, among other things, the investment results, carrying value and levels of allowances for losses on, and write-downs of, Sun Life Financial’s investment portfolio. The market value of Sun Life Financial’s investments varies depending upon prevailing economic and market conditions, including interest rates and the strength of the stock markets. A pronounced and sustained decline in the Canadian or United States stock markets would reduce the market value of Sun Life Financial’s general fund equity portfolio.

     Sun Life Financial is also subject to credit risk relating to the uncertainty associated with the continued ability of debtors to make timely payments pursuant to the contractual terms underlying such loans. Although Sun Life Financial’s bonds are mostly investment-grade and Sun Life Financial believes that it maintains prudent issuer diversification, a major economic downturn could result in issuer defaults.

Regulatory and Related Matters

     Both the wealth management business and the protection business are subject to extensive levels of regulation. Changes in laws or regulations, or in government policies, could materially and adversely affect the business and operations of Sun Life Financial.

     In particular, insurance regulators in Canada and the United States have given greater emphasis in recent years to the investigation of allegations of improper life insurance pricing and sales practices by life and annuity insurers, including “churning” and misleading sales presentations by insurance agents. In the United States, state insurance regulatory authorities regularly make inquiries, hold investigations and administer market conduct examinations with respect to insurers’ compliance with applicable insurance laws and regulations. In the United States, the NAIC has adopted a model law and regulation which would standardize the form and content of any illustrations provided to prospective purchasers of individual life insurance products. There can be no assurances as to whether this reform will adversely affect sales of such products by the industry as a whole or by Sun Life Financial’s U.S. subsidiaries.

     Sun Life Financial is required to maintain adequate regulatory capital in relation to its operations. Currently, Sun Life Financial’s capital ratios are in excess of those required by OSFI. However, a protracted or precipitous decline in the stock markets may require Sun Life Financial to allocate additional capital to support its operations. This, in turn, will have an adverse effect on its capital ratios.

Key Employee Retention

     The future success of the wealth management business depends, in part, on Sun Life Financial’s ability to attract and retain qualified personnel to conduct its fund management and investment advisory business. Failure to do so could have a material adverse impact on Sun Life Financial’s financial condition and results of operations.

Dependence on Third Party Relationships

     Sun Life Financial distributes its wealth management and protection products through a variety of distribution channels, including broker-dealers, banks, wholesalers, its own internal sales force and other third party marketing organizations. An interruption in Sun Life Financial’s continuing relationship with certain of these third parties or the impairment of their reputation or creditworthiness could materially and adversely affect Sun Life Financial’s ability to market its products. There can be no assurance that Sun Life Financial would be able to find alternate sources of distribution in a timely manner. The financial strength ratings of Sun Life Financial’s insurance company subsidiaries are a key competitive factor in marketing products and in attracting and retaining agents. Should the financial strength rating of one or more of those insurance subsidiaries decline, Sun Life Financial’s competitive position would be negatively impacted.

     Sun Life Financial’s businesses in China and India are start-up operations conducted through joint ventures in each of those countries. There are risks inherent in start-up operations and joint ventures. including execution and operational risk and management of the joint venture relationship.

Competition

     The wealth management and protection businesses in which Sun Life Financial engages are highly competitive. Sun Life Financial’s products compete not only with those offered by other insurance companies, but with those offered by mutual fund companies, banks, financial planners and other providers. Frequently, competition is on the basis of pricing and service provided to distribution channels. Many of Sun Life Financial’s competitors are better capitalized and have greater access to resources than Sun Life Financial. Among other things, the competition in these industries throughout the world has resulted in a trend towards the global consolidation of the financial services industry including, in particular, the insurance, banking and investment management sectors. To the extent that consolidation continues, Sun Life Financial will increasingly face more competition from large, well capitalized financial services companies in each jurisdiction in which it operates. There can be no assurance that this increasing level of competition will not adversely affect Sun Life Financial’s businesses in certain countries.

     In the United States, national banks, with their pre-existing customer bases for financial services products, may, in the future, provide increased competition to insurers, including Sun Life Financial, as a result of, among other things, the Gramm-Leach-Bliley Act of 1999, which removed restrictions on bank affiliations with insurers. With the passage of this legislation, among other things, bank holding companies may acquire insurers, and insurance holding companies may acquire banks. The ability of banks to affiliate with insurance companies may materially adversely affect all of Sun Life Financial’s products by substantially increasing the number and financial strength of potential competitors.

Variations in Claims Experience

     An insurance company’s earnings depend significantly upon the claims paid under its insurance contracts and will vary from period to period depending on the amount of claims incurred in the relevant periods. Therefore, there is a limited predictability of claims experience within any given month or year. As a result, it is anticipated that Sun Life Financial’s financial results may vary from period to period and that such variations may be material in any given period. Sun Life Financial uses certain assumptions in pricing its products, including assumptions relating to guaranteed payments or levels of expenses associated with these products. There can be no assurance that actual experience will match the assumptions made for pricing purposes and, to the extent they differ, Sun Life Financial’s operating results could be materially adversely affected.

Currency Exchange Rate Fluctuations

     As an international provider of financial services, Sun Life Financial operates in a number of countries, with revenues and expenses denominated in several local currencies. In each territory in which it operates, it is Sun Life Financial’s policy to invest in sufficient local-currency assets to match its aggregate liabilities and minimum surplus requirements in that territory. This approach provides an operational hedge against disruptions in local operations caused by currency fluctuations. However, changes in exchange rates can affect Sun Life Financial’s net income and surplus when results in local currency are translated into Canadian dollars. Strengthening of the Canadian dollar against the U.S. dollar and the pound sterling in the future could adversely affect Sun Life Financial’s reported net income.

Potential Tax Legislation

     The attractiveness to customers of many of Sun Life Financial’s U.S. products is due in part to favourable tax treatment. The U.S. Congress has enacted legislation to lower marginal tax rates and to reduce the federal estate tax gradually over a ten-year period, with total elimination of the federal estate tax in 2010. While these U.S. tax changes will expire at the beginning of 2011 absent future congressional action, they could in the interim diminish the appeal of Sun Life Financial’s U.S. annuity and life insurance products. Additionally, the U.S. Congress has considered, from time to time, other possible changes to the U.S. tax laws, including elimination of the tax deferral on the accretion of value within certain annuities and life insurance products, adoption of a simplified “flat tax” income tax structure with an exemption from taxation for investment income, reductions in U.S. capital gains tax rates, expansion of the availability of 401(k) accounts and individual retirement accounts, and an increase in the maximum contributions to 401(k) accounts. There can be no assurance that further tax legislation will not be enacted which would contain provisions with possible adverse effects on Sun Life Financial’s U.S. annuity and life insurance products.

Environmental Considerations

     As the owner and operator of real property, Sun Life Financial is subject to extensive federal, provincial, state and municipal environmental laws and regulations. Inherent in such ownership and operation is the risk that there may be potential environmental liabilities and costs in connection with any required remediation of such properties. In addition, Sun Life Financial holds equity stakes in companies that could potentially be subject to environmental liabilities. While Sun Life Financial routinely conducts environmental assessments for real estate being acquired for investment or on foreclosure, there can be no assurance that unexpected environmental liabilities will not arise.

ADDITIONAL INFORMATION

     When SLF Inc. is in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities, SLF Inc. will provide to any person one copy of each of the following documents (the “Disclosure Documents”) upon request: (i) this AIF and any document or the pertinent pages of any document incorporated by reference herein, (ii) the comparative consolidated financial statements of SLF Inc. for the most recently completed financial year with the accompanying auditor’s report, (iii) any interim consolidated financial statements of SLF Inc. subsequent to the financial statements for its most recently completed financial year, (iv) SLF Inc.’s most recent proxy circular and (v) any other documents incorporated by reference into a preliminary short form prospectus or a short form prospectus. When SLF Inc. has not filed a preliminary short form prospectus or is not in the course of a distribution, it shall provide copies of any of the foregoing Disclosure Documents subject to its right to require persons who are not security holders to pay a reasonable charge. Requests for such copies may be sent to the Corporate Secretary of SLF Inc. at 150 King Street West, 6th Floor, Toronto, Ontario, Canada M5H 1J9, or the foregoing Disclosure Documents may be accessible at SLF Inc.’s Web site, www.sunlife.com.